October 8, 2021 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: XORTX Therapeutics Inc. (the "Company") Registration Statement on Form F-1 File No. 333-258741

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30PM on October 12, 2021, or as soon thereafter as is practicable, unless we or our outside counsel, Dorsey & Whitney LLP, request by telephone that such Registration Statement be declared effective at some other time.

Very truly yours,

XORTX Therapeutics Inc.

By:	/s/ Allen Davidoff

Name: Allen Davidoff

Title: Chief Executive Officer